Exhibit 1.1

CHINA UNICOM LIMITED (Stock Code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited consolidated results of the Group for the first quarter ended 31 March 2007.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the three months ended 31 March 2007.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

AS AT 31 MARCH 2007

(All amounts in Renminbi (“RMB”) thousands)

		Unaudited As at 31 March	Audited As at 31 December
	Note	2007	2006

ASSETS
Non-current assets
Property, plant and equipment		109,877,957	111,381,505
Goodwill		3,143,983	3,143,983
Other assets		11,187,834	11,176,569
Deferred income tax assets	5	546,333	309,668
		124,756,107	126,011,725
Current assets
Inventories		2,571,209	2,333,902
Accounts receivable, net		3,427,773	3,419,343
Prepayments and other current assets		2,208,500	1,988,019
Amounts due from related parties		195,155	168,548
Amounts due from Domestic Carriers		182,200	138,521
Short-term bank deposits		21,239	195,820
Cash and cash equivalents		9,145,349	12,182,108
		17,751,425	20,426,261
Total assets		142,507,532	146,437,986
EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital		1,345,081	1,344,440
Share premium		53,263,117	53,222,976
Reserves		3,609,798	3,554,930
Retained profits
- Proposed 2006 final dividend		2,282,578	2,282,578
- Others		20,964,448	19,003,893
		81,465,022	79,408,817
Minority interest		2,945	2,841
Total equity		81,467,967	79,411,658

LIABILITIES
Non-current liabilities
Long-term bank loans		4,101,995	4,139,349
Convertible bonds	3	10,172,271	10,324,949
Obligations under finance leases		7,134	10,230
Deferred income tax liabilities	5	5,328	5,879
Deferred revenue		2,164,017	2,243,384
		16,450,745	16,723,791
Current liabilities
Payables and accrued liabilities		26,352,823	26,290,074
Taxes payable		2,005,836	1,632,195
Amounts due to China United Telecommunications Corporation		71,709	45,081
Amounts due to related parties		574,597	325,308
Amounts due to Domestic Carriers		886,257	850,975
Short-term bonds		4,096,791	7,087,217
Current portion of long-term bank loans		80,000	3,984,350
Current portion of obligations under finance leases		46,388	99,566
Advances from customers		10,474,419	9,987,771
		44,588,820	50,302,537
Total liabilities		61,039,565	67,026,328
Total equity and liabilities		142,507,532	146,437,986
Net current liabilities		(26,837,395)	(29,876,276)
Total assets less current liabilities		97,918,712	96,135,449

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE THREE MONTHS ENDED 31 MARCH 2007

(All amounts in RMB thousands, except per share data)

		Unaudited For the three months ended 31 March
	Note	2007	2006

Revenue (Turnover)
GSM Business		15,086,495	14,306,492
CDMA Business		6,524,848	6,824,334
Data and Internet Business		632,866	606,804
Long Distance Business		341,488	330,349
Total service revenue		22,585,697	22,067,979
Sales of telecommunications products		1,270,596	832,250
Total revenue	6	23,856,293	22,900,229
Leased lines and network capacities		(2,171,103)	(2,192,046)
Interconnection charges		(2,473,556)	(2,162,991)
Depreciation and amortisation		(5,641,838)	(5,444,351)
Employee benefit expenses		(1,673,526)	(1,605,417)
Selling and marketing		(4,458,753)	(5,107,605)
General, administrative and other expenses		(3,378,642)	(3,164,737)
Cost of telecommunications products sold		(1,402,412)	(1,001,620)
Finance costs		(60,994)	(217,933)
Interest income		61,410	22,229
Other gains - net		14,047	4,957
		2,670,926	2,030,715
Unrealised gain on changes in fair value of derivative component of convertible bonds	3	146,432	—
Profit before income tax		2,817,358	2,030,715
Income tax expenses	5	(856,699)	(641,730)
Profit for the period		1,960,659	1,388,985
Attributable to:
Equity holders of the Company		1,960,555	1,387,668
Minority interest		104	1,317
		1,960,659	1,388,985
Basic earnings per share (RMB)	4	0.155	0.110
Diluted earnings per share (RMB)	4	0.132	0.110

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE THREE MONTHS ENDED 31 MARCH 2007

(All amounts in RMB thousands)

	Unaudited For the three months ended 31 March
	2007	2006

Net cash generated from operating activities	8,322,862	9,526,363
Net cash used in investing activities	(4,557,010)	(4,143,538)
Net cash used in financing activities	(6,802,611)	(4,289,652)
Net (decrease)/increase in cash and cash equivalents	(3,036,759)	1,093,173
Cash and cash equivalents, beginning of period	12,182,108	5,471,576
Cash and cash equivalents, end of period	9,145,349	6,564,749
Analysis of the balances of cash and cash equivalents:
Cash balances	3,792	5,037
Bank balances	9,141,557	6,559,712
	9,145,349	6,564,749

NOTES (All amounts in RMB thousands unless otherwise stated)

1.             GENERAL INFORMATION

China Unicom Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are principally engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA business hereinafter collectively refer to as the “Cellular Business”. The Company and its subsidiaries are hereinafter referred to as the “Group”.

2.             BASIS OF PREPARATION

As at 31 March 2007, the current liabilities of the Group had exceeded the current assets by approximately RMB26.8 billion (31 December 2006: RMB29.9 billion). Taking into account of available sources of financing and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the three months ended 31 March 2007 have been prepared under the going concern basis.

The accounting policies used for the unaudited condensed consolidated financial statements for the three months ended 31 March 2007 are the same as those set out in Note 2 to the 2006 Annual Report.

3.             CONVERTIBLE BONDS

The carrying values of the derivative and liability components of the convertible bonds as at 31 March 2007 are as follows:

	Unaudited 31 March 2007	Audited 31 December 2006

Liability component	7,142,434	7,117,035
Derivative component	3,029,837	3,207,914
Carrying value of convertible bonds	10,172,271	10,324,949
Number of conversion shares (shares)	899,745,075	899,745,075

No conversion of the convertible bonds has occurred up to 31 March 2007.

The fair value of the derivative component of the convertible bonds was calculated using the Binomial model. On 31 March 2007 and 31 December 2006, the fair value of each conversion option was HK$3.39 and HK$3.56, respectively.

Because the Binomial model requires the input of subjective assumptions, including the volatility of share price, stock price, dividend yield, risk free rate and expected life, change in subjective input assumptions can materially affect the fair value estimate. The change in the fair value of the conversion option from 31 December 2006 to 31 March 2007 resulted in a fair value gain of RMB146,432,000 (for the three months ended 31 March 2006: nil), which has been recorded as the “Unrealised gain on changes in fair value of derivative component of convertible bonds” in the income statement for the three months ended 31 March 2007.

4.             EARNINGS PER SHARE

Basic earnings per share for the three months ended 31 March 2007 and 2006 were computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the three months ended 31 March 2007 and 2006 were computed by dividing the adjusted profit attributable to equity holders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential ordinary shares arose from (i) share options granted under the amended Pre-Global Offering Share Option Scheme; (ii) share options granted under the amended Share Option Scheme; and (iii) the convertible bonds. The potential ordinary shares which are not dilutive mainly arose from share options granted under the amended Pre-Global Offering Share Option Scheme and are therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share.

	Unaudited For the three months ended 31 March
	2007			2006
	Profit attributable to equity holders	Shares	Per share amount	Profit attributable to equity holders	Shares	Per share amount
	RMB’000	In thousands	RMB	RMB’000	In thousands	RMB

Basic earnings	1,960,555	12,685,184	0.155	1,387,668	12,576,865	0.110
Effect of conversion of share options	—	133,143		—	37,153
Effect of convertible bonds	(152,678)	899,745		—	—
Diluted earnings	1,807,877	13,718,072	0.132	1,387,668	12,614,018	0.110

To enable an investor to better understand the Group’s results, below is a table reconciling earnings per share to adjusted earnings per share, excluding unrealised gain on changes in fair value of derivative component of convertible bonds that is not considered to be an indicator of the Group’s operating performance for the first three months ended 31 March 2007.

	Unaudited For the three months ended 31 March
	2007	2006

Profit attributable to equity holders	1,960,555	1,387,668
Adjustments for:
Unrealised gain on changes in fair value of derivative component of convertible bonds	(146,432)	—
Profit attributable to equity holders (excluding unrealised gain on changes in fair value of derivative component of convertible bonds)	1,814,123	1,387,668
Adjusted basic earnings per share (excluding unrealised gain on changes in fair value of derivative component of convertible bonds) (RMB)	0.143	0.110
Adjusted diluted earnings per share (excluding unrealised gain on changes in fair value of derivative component of convertible bonds) (RMB)	0.132	0.110

5.             TAXATION

Pursuant to the PRC enterprise income tax law passed by the Tenth National People’s Congress on 16 March 2007, the new enterprise income tax rates for domestic and foreign enterprises are unified at 25% and will be effective from 1 January 2008. The Group has assessed its deferred tax position by taking into account the change in enterprise income tax rates. According to the management’s assessment results, the change in enterprise income tax rates is not expected to have a material impact on the Group’s results of operations and financial position.

6.             RELATED PARTY TRANSACTIONS

For the three months ended 31 March 2007, the Group incurred related party transactions with China United Telecommunications Corporation (“the Unicom Group”) and its subsidiaries of which approximately RMB81,586,000 (for the three months ended 31 March 2006: approximately RMB64,649,000) were included in the revenue and approximately RMB2,542,430,000 (for the three months ended 31 March 2006: approximately RMB2,525,764,000) were included in the costs and expenses.

FINANCIAL RESULTS’ OUTLINE

For the first quarter of 2007, the Group continued to reinforce and expand the transformation of its business model, strengthen the market-oriented approach and focus on effective development. As a result, the Group has sustained a steady growth of the various business segments.

I               Revenue

Revenue for the first quarter of 2007 was RMB23.86 billion, an increase of 4.2% from the same period last year. Of the total revenue, service revenue was RMB22.59 billion, up 2.3% from the same period last year.

Service revenue from GSM Cellular Business for the first quarter of 2007 was RMB15.09 billion. The average minutes of usage (“MOU”) per subscriber per month were 237.2 minutes and the average revenue per subscriber per month (“ARPU”) was RMB46.8. Service revenue from CDMA Cellular Business for the first quarter of 2007 was RMB6.52 billion. The average MOU per subscriber per month was 257.4 minutes and the ARPU was RMB58.6. Service revenue from Long Distance, Data and Internet Business for the first quarter of 2007 was RMB0.97 billion.

II                                         Costs and Expenses

For the first quarter of 2007, costs and expenses were RMB21.04 billion. Excluding the unrealised gain of RMB0.15 billion on changes in fair value of derivative component of convertible bonds, costs and expenses would be RMB21.19 billion, up by 1.5% from the same period last year. Among which, depreciation and amortisation expenses were RMB5.64 billion, up by 3.6% from the same period last year and selling and marketing expenses were RMB4.46 billion, down by 12.7% from the same period last year.

III                                     Earnings

For the first quarter of 2007, excluding the unrealised gain of RMB0.15 billion on changes in fair value of derivative component of convertible bonds, profit before income tax* would be RMB2.67 billion, up by 31.5% from the same period last year. Among which, profit before income tax from GSM Cellular Business was RMB2.22 billion; profit before income tax from CDMA Cellular Business was RMB0.34 billion; profit before income tax from Long Distance, Data and Internet Business was RMB0.12 billion. Profit for the period* (Note 1) would be RMB1.81 billion and adjusted basic earnings per share* would be RMB0.143. Adjusted EBITDA* (Note 2) was RMB8.30 billion and adjusted EBITDA margin* (Adjusted EBITDA as a percentage of total revenue) was 34.8%.

For the first quarter of 2007, after accounting for the unrealised gain of RMB0.15 billion on changes in fair value of derivative component of convertible bonds, profit before income tax was RMB2.82 billion, profit for the period was RMB1.96 billion and the basic earnings per share was RMB0.155. EBITDA (Note 2) was RMB8.44 billion and EBITDA margin (EBITDA as a percentage of total revenue) was 35.4%.

*                                          To enable an investor to better understand the Group’s results, the unrealised gain of approximately RMB0.15 billion on changes in fair value of derivative component of convertible bonds that is not considered to be an indicator of the Group’s operating performance for the first quarter of 2007 is excluded.

Note 1:           Profit for the period excluding the effect of unrealised gain on changes in fair value of derivative component of convertible bonds represents profit for the period before accounting for unrealised gain on changes in fair value of derivative component of convertible bonds.

Note 2:         EBITDA represents profit for the period before interest income, finance costs, other gains-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditures and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, we believe EBITDA may be helpful in analyzing the operation results of a telecommunications service operator like our company.

Adjusted EBITDA represents profit for the period before unrealised gain on changes in fair value of derivative component of convertible bonds, interest income, finance costs, other gains-net, income tax and depreciation and amortisation. We believe that the adjusted EBITDA may provide not only more meaningful supplemental information to but also facilitate the management and investors to assess our performance and liquidity by excluding unrealised gain on changes in fair value of derivative component of convertible bonds that is not considered as an indicator of our operating performance from a cash flow perspective.

Although EBITDA and adjusted EBITDA have been widely applied in the global telecommunications industry as indicators to reflect the operating performance, financial capability and liquidity, they should be considered in addition to, and are not a substitute for or superior to, the measure of financial performance prepared under generally accepted accounting principles (“GAAP”) as they do not have any standardised meaning under GAAP and are not regarded as measures of operating performance and liquidity under GAAP. In addition, they may not be comparable to similar indicators provided by other companies.

Caution Statement

The Board wishes to remind investors that the financial statements and the financial outlines for the first three months ended 31 March 2007 are based on the Group’s internal records and management accounts and have not been reviewed or audited by the auditors. The financial statements for the first three months ended 31 March 2006 are extracted from the unaudited financial statements already disclosed by the Group, and the financial statements for the year ended 31 December 2006 are extracted from the audited financial statement as contained in the 2006 Annual Report.

Investors are cautioned not to unduly rely on financial data, statistics and comparison for the first three months ended 31 March 2007. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By Order of the Board CHINA UNICOM LIMITED CHU KA YEE Company Secretary

Hong Kong, 26 April 2007

As of the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Shang Bing, Tong Jilu, Li Jianguo, Yang Xiaowei, Li Zhengmao, Li Gang and Zhang Junan
Non-executive Director:	Lu Jianguo
Independent Non-executive Directors:	Wu Jinglian, Shan Weijian, Cheung Wing Lam, Linus, and Wong Wai Ming